May 2008
Pricing Sheet dated May 23, 2008 relating to
Preliminary Terms No. 675 dated May 21, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Equities

PLUS Based on the Value of the ISE-CCM Homeland Security IndexTM due February 28, 2010
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – MAY 23, 2008
Issuer:	Morgan Stanley
Maturity date:	February 28, 2010
Underlying index:	ISE-CCM Homeland Security IndexTM
Aggregate principal amount:	$3,000,000
Payment at maturity:	If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.
Leveraged upside payment:	$10 x leverage factor x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	93.21, the index closing value of the underlying index on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	February 25, 2010, subject to adjustment for certain market disruption events
Leverage factor:	110%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$12.10 (121% of the stated principal amount) per PLUS
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS
Pricing date:	May 23, 2008
Original issue date:	June 2, 2008 (5 business days after the pricing date)
CUSIP:	617480488
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions (1)	Proceeds to Company
Per PLUS	$10	$0.10	$9.90
Total	$3,000,000	$30,000	$2,970,000
(1)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

“ISE-CCM Homeland Security IndexTM” is a trademark of the International Securities Exchange, LLC and Cronus Capital Markets, Inc. (the “index sponsors”) and has been licensed for use by Morgan Stanley. The PLUS are not sponsored, endorsed, sold or promoted the index sponsors, and the index sponsors make no representation or warranty, express or implied, to the owners of the PLUS or any member of the public regarding the advisability of investing in the PLUS.

You should read this document together with the PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 675 dated May 21, 2008
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
  Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.